November 2, 2006

Mail Stop 4561

Mr. James Dyas
Chief Financial Officer
MediaNet Group Technologies, Inc.
5100 W. Copans Road, Suite 710
Margate, FL 33063

Re: MediaNet Group Technologies, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Form 10-QSB for the quarter ended March 31, 2006
        Form 10-QSB for the quarter ended June 30, 2006
        File No. 0-49801

Dear Mr. Dyas:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Steven Jacobs
                                        Accounting Branch Chief